File No. 70-9669

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1

POST-EFFECTIVE AMENDMENT NO. 4 TO APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

Scottish Power plc Scottish Power NA 1 Limited Scottish Power NA 2 Limited Scottish Power UK Holdings Limited Scottish Power UK plc 1 Atlantic Quay Glasgow G2 8SP Scotland UK

PacifiCorp Holdings, Inc.

PacifiCorp

PacifiCorp Group Holdings Company

PPM Energy, Inc.

Pacific Klamath Energy, Inc.

PacifiCorp Financial Services, Inc.

Energy West Mining Company

Glenrock Coal Company

Interwest Mining Company

Pacific Minerals, Inc.

PacifiCorp Environmental Remediation Company

PacifiCorp Investment Management, Inc.

PACE Group, Inc.

Enstor, Inc.

Arlington Wind LLC

Heartland Wind LLC

Suite 2000

825 N.E. Multnomah Street

Portland, OR 97232

(Name of top registered holding company

parent of each applicant or declarant)

Scottish Power plc

(Name and addresses of agents for service)

Ian M. Russell Chief Executive Officer Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	Judith A. Johansen President & CEO PacifiCorp Suite 2000 825 N.E. Multnomah Street Portland, OR 97232

With copies to:

David T. Nish, Finance Director

Andrew Mitchell, Company Secretary

James Stanley, General Counsel

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland, UK

Andrew P. Haller

Senior Vice President & General Counsel

PacifiCorp

Suite 2000

825 N.E. Multnomah Street

Portland, OR 97232

M. Douglas Dunn Carla J. Urquhart Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

This Post-effective Amendment No. 4 amends the post-effective amendment to the application-declaration on Form U-1 (File No. 70-9669) filed with the Commission on April 1, 2004. The Application-Declaration is restated in its entirety.

Defined Terms

1.	Applicants mean the Scottish Power plc, Intermediate Companies, PacifiCorp and PHI Nonutility Subsidiary Companies.

2.	Intermediate Companies means Scottish Power NA1 Ltd., Scottish Power NA2 Ltd., and PacifiCorp Holdings, Inc.

3.	PacifiCorp means PacifiCorp and its utility divisional structure.

4.	PGHC means PacifiCorp Group Holdings Company.

5.	PHI means PacifiCorp Holdings, Inc.

6.	PHI Nonutility Subsidiary Companies means the subsidiary companies of PacifiCorp Holdings Inc., excluding PacifiCorp, all nonutility companies under the Act.

7.	ScottishPower means Scottish Power plc.

8.	ScottishPower System means ScottishPower and all its subsidiary companies.

9.	SPUK Holdings Group means Scottish Power UK Holdings Limited and the SPUK Holdings Subsidiary Companies.

10.	SPUK Holdings Subsidiary Companies means the subsidiaries of SPUK Holdings Limited.

11.	Total Capitalization means the sum of Total Common Equity, preferred stock, short-term debt and long-term debt, including current maturities.

12.	Total Common Equity means common stock, plus retained earnings, plus accumulated other comprehensive income, presented on a U.S. GAAP basis.

ITEM 1. DESCRIPTION

A.	Introduction

1.	Overview of companies
2.	General Requests

B.	Description of Existing PacifiCorp Financing Arrangements

C.	Overview of Proposed Financings

D.	Specifics of Proposed Financing Arrangements

1.	ScottishPower External Financing

(a)	Ordinary Shares

(b)	Special Share

(c)	Preferred Stock

(d)	Debt

(e)	Investment Grade Ratings

(f)	Guarantees and Loans

(g)	Interest Rate and Currency Risk Management Devices

(h)	Intermediate Companies

2.	PacifiCorp and the PHI Nonutility Subsidiary Companies Financings

(a)	Existing Intercompany Arrangements

(b)	Payment of Dividends Out of Capital or Unearned Surplus

(c)	Short-term Debt

3.	Affiliate Transactions

4.	Changes in Capital Stock of Subsidiaries

5.	Financing Entities/Special Purpose Entities

6.	Corporate Restructuring

7.	Approval of Amended Tax Allocation Agreement

8.	EWG/FUCO-related Financings

(a)	Size of Investment

(b)	Equity to Total Capitalization

(c)	Credit Ratings

(d)	Financial Performance

(e)	Risk Management

E.	Filing of Certificates of Notification and Post-Effective Amendments

F.	Summary of Application

ITEM 2. FEES, COMMISSIONS AND EXPENSES

ITEM 3. APPLICABLE STATUTORY PROVISIONS

ITEM 4. REGULATORY APPROVALS

ITEM 5. PROCEDURE

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7. STATEMENT AS TO ENVIRONMENTAL EFFECTS

v

ITEM 1. DESCRIPTION

A. Introduction

On April 1, 2004, the Securities and Exchange Commission (the “SEC” or “Commission”) issued an Order Authorizing External and Intrasystem Financing and Related Transactions; Authorizing Service Agreements; and Reserving Jurisdiction over, among other things, the authority to finance EWG and FUCO investments in excess of maintenance of its Current Aggregate Investment; approval of the Amended Tax Allocation Agreement; and all activities and transactions requested in the Application occurring between June 1, 2004 and the end of the Authorization Period (Holding Company Act Release No. 35-27831, April 1, 2004). This Post-Effective Amendment No. 4 to the U-1 Application-Declaration is submitted to request that the Commission release jurisdiction over, among other things, the authority to finance EWG and FUCO investments in excess of maintenance of its Current Aggregate Investment and approval of the Amended Tax Allocation Agreement between April 1, 2004 and the end of the Authorization Period and to request authorization for the ScottishPower System to engage in all financing activities from June 1, 2004 through March 31, 2007 (“Authorization Period”).

ScottishPower, organized in Scotland and the ultimate holding company of the ScottishPower System, was formed following the reorganization of Scottish Power UK plc (“SPUK”) to facilitate ScottishPower’s November 29, 1999, merger with PacifiCorp, a public utility company as defined under section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended (“Act”). ScottishPower and certain of its subsidiaries filed an Application-Declaration on Form U-1 with the Commission in this file on April, 21, 2000, as amended October 6, 2000 and December 6, 2000 and received an omnibus financing order (the “Financing Order”) on December 6, 2000.

1. Overview of Companies

Pursuant to an Amended and Restated Agreement and Plan of Merger, a wholly owned subsidiary of ScottishPower was merged into PacifiCorp and ScottishPower registered as a holding company as defined in Section 2(a)(7) of the Act. As a result of the merger and subsequent filings with the Commission, ScottishPower became the first foreign registered holding company under the Act, and both it and its subsidiary companies are, accordingly, regulated as members of a registered holding company system.

The ScottishPower System continues to have significant energy businesses in the United States (“U.S.”) and the United Kingdom (“U.K.”), with approximately 5.5 million customers, and annual revenues of approximately $8.3 billion.

The Intermediate Companies in the corporate structure between ScottishPower and PacifiCorp are registered holding companies that hold 100% of the common equity of PacifiCorp on behalf of ScottishPower the ultimate registered holding company. This corporate structure is typical for U.K. cross-border transactions. These pass through entities exist primarily for the purpose of creating an economically efficient and viable structure for the original acquisition transaction and the ongoing operations of PacifiCorp. It is common practice for U.K. based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under the laws of European Union member states. These types of transaction structures are implemented for the efficient repatriation of dividends and interest to the U.K. While this structure is novel for holding ownership interests in U.S. utilities, it is similar to structures that U.S. holding companies have used to hold their foreign investments.1

SPUK Holdings and SPUK are both foreign utility companies (“FUCO”), as defined under Section 33 of the Act.2 Since the issuance of the Financing Order, ScottishPower has sold or disposed of certain of its FUCO-related businesses, in particular Southern Water plc, an English retail water company, Thus plc, a U.K. telecommunications company, and its UK appliance retailing business.

PacifiCorp is ScottishPower’s only public utility company and currently operates an integrated electric utility system in the Pacific Northwest and Intermountain West, through

1 ScottishPower NA1 Ltd. and ScottishPower NA2 Ltd. are companies incorporated in the United Kingdom and were partners in the NA General Partnership. NA General Partnership was ScottishPower’s acquisition vehicle for its merger with PacifiCorp. In December of 2003, NA General Partnership transferred its interests to, and was merged into PHI, causing PHI to become the sole U.S. holding company for the common stock of PacifiCorp. ScottishPower continues to be the ultimate holding company of PacifiCorp pursuant to its indirect ownership interest and its controlling influence over PacifiCorp. ScottishPower intends to file a post-effective amendment pursuant to Section 5(d) of the Act to deregister NA General Partnership after the close of the 2004 fiscal year. None of the Intermediate Companies has employees or cost centers.

2 One of the provisions of the Utilities Act 2000 required SPUK to separate its supply and distribution activities and allowed the separation of its generation and transmission business. This business separation programme was implemented by a statutory transfer scheme, approved by the Secretary of State, which legally allowed the property, rights and liabilities of SPUK to be divided between each of the newly licensed supply, distribution, generation and transmission companies on 1 October 2001. Namely, ScottishPower Energy Retail Ltd, SP Distribution Ltd, ScottishPower Generation Ltd and SP Transmission Ltd.

The transfer scheme did not allow for the remaining non-licensed parts of SPUK and it was decided that these remaining interests would also be divided into new purpose-built companies, thus leaving SPUK as a clean holding company. To achieve this, three further ScottishPower companies were created: SP Power Systems Ltd as the transmission and distribution asset management company, SP Dataserve Ltd for data management and customer registration, and ScottishPower Energy Trading Limited (subsequently renamed ScottishPower Energy Management Limited) for power and fuel trading. On the same date, the assets and liabilities of SP Manweb plc, other than those of its distribution business in the Mersey and North Wales areas, were also transferred to SPUK and its other subsidiaries.

Separately, the Financial Services and Markets Act 2000 came into effect on 1 December 2001. To allow ScottishPower to continue trading (and to permit future trading expansion), a standalone agency ScottishPower Energy Trading (Agency) Limited (subsequently renamed ScottishPower Energy Management (Agency) Limited) was created. SPUK Holdings is the direct shareholder of SPUK and the two energy management companies.

divisions in six states.3 Section 11 of the Act, directs the Commission:

to require . . . that each registered holding company, and each subsidiary company, thereof, take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

The existing PacifiCorp electric utility system is, and will continue to be, an integrated electric utility system, in compliance with the standards of the Act. Section 2(a)(29)(A) of the Act defines an integrated public utility system with respect to electric utility companies as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

The SEC has read the definition to establish four standards that must be met in order for the SEC to find that an integrated public utility system exists:

(1)	the utility assets of the system are physically interconnected or capable of physical interconnection;

(2)	the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

3 PacifiCorp is subject to the jurisdiction of public utility regulatory authorities of each of the states in which it conducts retail electric operations as to prices, services, accounting, issuance of securities and other matters. PacifiCorp is regulated by the Public Utilities Commission of the State of California, the Idaho Public Utilities Commission, the Public Service Commission of Utah, the Washington Utilities and Transportation Commission, the Public Service Commission of Wyoming, and the Oregon Public Utility Commission (“OPUC”) (collectively, “State” or “Utility Commissions”).

(3)	the system must be confined in its operations to a single area or region; and

(4)	the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation and the effectiveness of regulation.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255, 1263 (9th Cir. 1990), (citing Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)).

The first requirement that the assets of PacifiCorp be “physically interconnected or capable of interconnection” is satisfied because PacifiCorp operates through divisions in contiguous states and its generating facilities are interconnected through its own transmission lines or by contract through the lines of others.

PacifiCorp owns approximately 15,763 miles of transmission lines ranging from 46 kv to 500 kv. PacifiCorp’s Oregon utility assets are directly interconnected to the Washington utility assets by means of an owned 115 kv lines that run from PacifiCorp hydro generation on the Lewis River in Washington (Merwin Substation) to the Portland area loads in Oregon. In addition, PacifiCorp has firm contracts with the Bonneville Power Administration to provide transmission service where cost effective, between PacifiCorp substations and transmission within and between the States of Oregon and Washington. The Oregon and Washington utility assets interconnect with northern Idaho by means of PacifiCorp owned 230 kv transmission that runs from the Walla Walla, Washington substation to the Enterprise, Oregon substation and from Enterprise to the Hells Canyon, Idaho substation by way of a contract path with the Idaho Power Company. The Oregon utility assets are also interconnected to southern Idaho by means of owned 500 kv transmission that runs from the southern Oregon and Medford areas in Oregon to the Twin Falls area (Midpoint) substation in Idaho. PacifiCorp also has a firm contract with Idaho Power Company that interconnects its western substations (“Western Control Area”) with its utility assets located in Wyoming and Utah (“Eastern Control Area”). The contract path in southern Idaho interconnects the Midpoint and Borah substations. The Idaho utility assets are subsequently interconnected from the Borah and Kinport substations to the Bridger substation in Wyoming and the Ben Lomond substation in Utah. The entire PacifiCorp backbone system including both Control Areas is controlled from the System Power Control Center (“SPCC”) in Portland, Oregon and operated as an integrated system. PacifiCorp operates the integrated system in accordance with operating criteria established by the Western System Coordinating Council (“WSCC”).

The Utah and Wyoming back-bone transmission systems are owned and operated by PacifiCorp. Utah and Wyoming generation is used to serve loads both in PacifiCorp’s Eastern and Western Control Areas. Additionally, excess generation during off peak hours from Utah and Wyoming thermal generation is transmitted to the Western Control Area and stored in the western hydro system for load shaping and use on peak in both Control Areas. PacifiCorp’s Eastern and Western Control Areas are connected by both PacifiCorp transmission and firm transmission service contracts through Idaho. PacifiCorp and Idaho Power jointly developed and own the Jim Bridger Power Plant in SW Wyoming and its 345 kv transmission system in Wyoming and Idaho. This transmission system comprises a major portion of the connection of PacifiCorp’s Eastern and Western Control Areas.

The SEC has acknowledged that a utility system can be interconnected by means of contractual rights to use the lines of a third party. See Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1986); and Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986). The SEC has also recognized that a finding that wheeling and other forms of sharing power through reliability councils and proposed transmission groups also qualify as “interconnection” under Section 2(a) 29(A) of the Act, appears to be logical extension of prior SEC holdings. 1995 Report at 71.

PacifiCorp also satisfies the second of the SEC’s requirements, that utility assets, under normal conditions, may be “economically operated as a single interconnected and coordinated system.”4 The SEC has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs.5

The SPCC monitors the flow of electricity through the grid and controls PacifiCorp’s generators throughout the region to efficiently and effectively meet the demand for power. SPCC is manned by highly experienced system dispatchers who give direction to field personnel and operators in offices and power plants within PacifiCorp’s territory and who further coordinate with other dispatchers in neighboring utilities to maintain the health of the interconnected power system in the eleven states and two Canadian provinces which make up the WSCC.

PacifiCorp staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions, and the spot energy market to meet load requirements. To maintain a reliable and secure electric system, PacifiCorp monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid. PacifiCorp staff coordinates the planning of generation to meet combined peak loads of the control area. They coordinate planning of the interconnected bulk power transmission system to deliver energy reliably and economically to customers. Both these operating and planning functions are performed in conjunction with the WSCC.

The SEC’s third requirement is also satisfied. The PacifiCorp electric system operates in a single area or region. The PacifiCorp system operates in six contiguous states which are part

4 See Cities Services Co., 14 SEC at 55 (1944)(Congress intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to each other).

5 North American Co., 11 SEC 194, 242 (1942) aff’d, 133 F.2d 148 (2d Cir. 1943), aff’d on constitutional issues, 327 U.S. 686 (1946) (evidence is necessary to show that in fact isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system).

of the Pacific Northwest and Intermountain West regions of the Western Interconnected Electrical AC System of North America. The Western Interconnected AC Electrical System operates electrically separate from the rest of the United States (weakly connected to the Eastern Interconnection and Texas by small HVDC connections), and as one of the 10 Reliability Councils of the North America Electrical Reliability Council. As such it is part of the WSCC which governs coordinated operation and planning for bulk electric reliability in the Western Interconnection.

In considering size, the Commission has consistently found that utility systems spanning multiple states can satisfy the single area or region requirement of the Act. For example, the American Electric Power System covers 11 states (American Electric Power, Holding Company Act Release 26951 Dec. 10, 1998) ; Entergy system covers portions of four states (Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993)); the Southern system provides electric service to customers in portions of four states (Southern Co., Holding Co. Act Release No. 24579 (Feb. 12, 1998)); and Xcel Energy serves customers in eleven states (Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000)).

It should be noted that in the Division of Investment Management Report on the Regulation of Public-Utility Holding Companies (“1995 Report”), the Division has stated that the evaluation of the “single area or region” portion of the integration requirement “should be made . . . in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration.”6 The 1995 Report also recommends primacy be given to “demonstrated economies and efficiencies to satisfy the integration requirements.”7

Finally, with respect to the SEC’s fourth requirement, the PacifiCorp electric system is not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission’s past decisions on “localized management” show that PacifiCorp’s Merger with ScottishPower fully preserves the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1312 (July 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be “responsive to local needs”), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956) (localized management evaluated in terms of “local problems and matters involving relations with consumers”); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769, 775 (Apr. 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company’s “management [would be] drawn from the present management” of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270, 1285 (Dec. 21,

6 1995 Report at 72-74.

7 1995 Report at 73.

1990) (advantages of localized management would be preserved in part because the board of a New Hampshire Utility, which was to be acquired by an out-of-state holding company, included “four New Hampshire residents”); (iii) the preservation of corporate identities, see Id. (utilities “will be maintained as separate New Hampshire corporations. . .[t]herefore the advantages of localized management will be preserved”); Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443 (Jan. 10, 1941)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., supra, at 1312 (distance of corporate headquarters from local management was a “less important factor in determining what is in the public interest” given the “present-day ease of communication and transportation.”)

PacifiCorp maintains system headquarters in Portland, Oregon. This structure preserves all the benefits of localized management that PacifiCorp presently enjoys while simultaneously allowing for the economies that will derive from their strategic alliance with ScottishPower. Furthermore, as described earlier, the system facilitates efficient operations. Additionally, the PacifiCorp electric system does not impair the effectiveness of state regulation. PacifiCorp continues its separate corporate existence as before the merger with ScottishPower and its utility operations remain subject to the same regulatory authorities by which they were previously regulated prior to the merger with ScottishPower.

ScottishPower has a number of nonutility subsidiary companies engaged in activities that are either functionally related or closely related to its core utility business. A list of the nonutility subsidiary companies in the ScottishPower System, including the description of their business activities and a retention analysis is attached as Exhibit D-1.

2. General Requests

In the instant matter, the Applicants seek authority, to the extent the transactions are not otherwise exempt from the Act, for Applicants to engage in the following transactions through the Authorization Period:

(i) financings by ScottishPower, including but not limited to the issuance of ordinary shares and American Depositary Shares, preferred stock, short- and long-term debt, guarantees and currency and external interest rate swaps;

(ii) certain financings by PacifiCorp and the PHI Nonutility Subsidiary Companies described below;

(iii) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within PacifiCorp and the PHI Nonutility Subsidiary Companies, the “umbrella loan agreement”, although PacifiCorp will not lend to PGHC under the umbrella loan agreement, (b) guarantees of the obligations of, loans and other forms of credit support for PacifiCorp, the PHI Nonutility Subsidiary Companies and the SPUK Holdings Subsidiary Companies, and (c) internal interest rate and cross-currency swaps and (d) the payment of dividends out of capital or unearned surplus for non-utility companies;

(iv) authorizations for the Intermediate Companies to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies, and other Intermediate Companies;

(v) The refinancing of outstanding debt pursuant to the terms and conditions detailed above.

(vi) the issuance by members of PacifiCorp and the PHI Nonutility Subsidiary Companies of additional shares, or alteration of the terms of any existing capital stock;

(vii) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

(viii) the formation of financing/special purpose entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

(ix) authorization of Amended Tax Allocation Agreement; and

(x) financings by ScottishPower for the purposes of acquiring, or funding the operations of, exempt wholesale generators (“EWGs”) and FUCOs.

Authority is also sought for ScottishPower to form new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp and the PHI Nonutility Subsidiary Companies to ScottishPower in an efficient manner. ScottishPower will continue to be the ultimate owner of PacifiCorp and the PHI Nonutility Subsidiary Companies.

As explained more fully herein, the specific terms and conditions of the requested authority are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions:

(1) The Total Common Equity of PacifiCorp, as reflected in its most recent annual, quarterly or other periodic earnings report, will not fall below 30% of Total Capitalization. In addition, the Commission is requested to note that the Total Common Equity of the ScottishPower System was 51% of Total Capitalization, as of September 30, 2003. ScottishPower commits to maintain its and PacifiCorp’s long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp’s Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.8

8 ScottishPower’s, SPUK Holdings’ and SPUK’s long-term debt have credit ratings of “Baa 1”, “Baa 1” and “A3” by Moody’s Investor Services (“Moody’s”), and “A-”, “A-” and “A-” by Standard and Poor’s (“S&P”). ScottishPower’s, SPUK Holdings’ and SPUK’s short-term debt have credit ratings of

(2) The cost of money (interest rate giving effect to the economic life of the instrument) on debt financings of ScottishPower at the date of issuance will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

(3) The cost of money (dividend rate giving effect to the economic life of the instrument) on preferred securities of ScottishPower at the date of issuance will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

(4) The aggregate amount of new external debt and equity issued by the ScottishPower System pursuant to the authority requested in this matter will not exceed $8 billion, at any one time outstanding – as of September 30, 2003 ScottishPower had outstanding long-term debt of $8,331 million, short-term debt of $505 million and common equity of $9154 million;

(5) The refinancing of outstanding debt pursuant to the terms and conditions detailed above.

(6) ScottishPower’s “aggregate investment” in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed, without prior Commission approval, $12,500 million; and

(7) The proceeds from the sale of securities in external financing transactions will be used for the acquisition, retirement or redemption of securities issued by the ScottishPower System, without the need for prior Commission approval and for necessary general corporate purposes including (i) the financing, in part, of the capital expenditures of the ScottishPower System, (ii) the financing of working capital requirements of the ScottishPower System, and (iii) other lawful general purposes.

The Applicants represent that no financing proceeds will be used to acquire a new subsidiary, other than a special purpose financing entity, unless such acquisition is consummated in accordance with an order of the Commission or an available exemption under the Act. The proceeds of external financings will be allocated to companies in the ScottishPower System in various ways through intrasystem financing discussed in this Application-Declaration.

The requested authority will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application-Declaration is consistent with existing Commission precedent, for recently formed registered holding company systems (See, e.g., E.ON AG, Holding Co. Act Release No. 27539 (Jun. 14, 2002); Conectiv, Inc., Holding Co. Act

“A-2”, “A-2” and “A-2” by Moody’s, respectively, and SPUK has a short-term debt credit rating of P-2 by S&P. PHI has no outstanding securities but has a corporate credit rating of “A-” by S&P. PacifiCorp’s senior secured debt has a credit rating of “A3” and “A”; unsecured debt has a rating of “Baa1” and “BBB+”; preferred stock has a rating of “Baa3” and “BBB”; and commercial paper has a rating of “A-2” and “P-2” by Moody’s and S&P, respectively.

Release No. 26833 (Feb. 26,1998); Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000) The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000); and for holding company systems that have been registered for a longer period of time The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., Holding Co. Act Release No. 26451 (Jan. 16, 1996)).

The table below shows the revenues, net income and total assets of the ScottishPower System for the twelve months ended March 31, 2003 and the six months ended September 30, 2003, according to U.S. GAAP.9 These figures include the revenues and net income of PacifiCorp.

	ScottishPower System 12 months ended March 31, 2003 ($mm)	ScottishPower System Six months ended September 30, 2003 ($mm)
Revenues	8,333	4,194
Net Income	1,247	506
Total Assets	24,109	25,682

The table below shows the capitalization of the ScottishPower System as of September 30, 2003, according to U.S. GAAP.10

($mm)
Long-term Debt	8,331
Common Equity	9,154
Short-term Debt	505
Total Capitalization	17,990

9 The figures for revenues, net income and assets were translated into dollars using a rate of U.S. $1.581 equals one pound for the 12 months ended March 31, 2003 and $1.661 equals one pound for the six months ended September 30, 2003. Consistent with U.S. GAAP, ScottishPower’s share of joint ventures and associate businesses is included in net income and assets, but is omitted form revenues.

10 Converting at £1.00:$1.661, the closing exchange rate at September 30, 2003.

B. Description of Existing PacifiCorp Financing Arrangements

At the present time, PacifiCorp’s outstanding securities include preferred stock, first mortgage bonds, pollution control revenue bond financings and short-term debt, including commercial paper. Members of PacifiCorp and the PHI Nonutility Subsidiaries have in the past had a variety of interest rate and currency exchange swap agreements and propose in the future to engage in interest rate and currency exchange swap agreements. All of PacifiCorp financings have been made pursuant to exemptions under Section 6(b), the Financing Order and Rules 45 and 52 of the Act.

C. Overview of Proposed Financings

The authority requested herein is to provide equity and other debt financing for the ScottishPower System and credit support for the SPUK Holdings Group. It should be emphasized that any parent-level credit support to the SPUK Holdings Group is largely driven by U.K. market practices.

D. Specifics of Proposed Financing Arrangements

1. ScottishPower External Financing

ScottishPower requests authorization to increase its capitalization by issuing and selling from time to time long-term equity and debt securities aggregating not more than $8 billion at any one time outstanding during the Authorization Period. This amount would exclude any refinancing of current debt. Such securities could include ordinary shares, preferred shares, options, warrants, unsecured long- and short-term debt (including commercial paper), securities convertible into common and preferred stock, subordinated debt, bank borrowings and securities with call or put options.11 Any convertible securities would be converted into or linked only to securities that ScottishPower is otherwise authorized to issue, directly or indirectly through a financing entity on behalf of ScottishPower. No convertible security may be converted into an interest in a public utility subsidiary of ScottishPower. ScottishPower requests authorization to maintain all existing financial arrangements regarding outstanding equity and debt securities. ScottishPower proposes to also enter into currency and interest rate swaps as described below.

ScottishPower proposes that the various securities to be issued would fall within the following limits, but would not in the aggregate exceed the $8 billion limit on new external financing stated above:

Security	$ billions
Equity, including options and warrants	5
Preferred stock	1.5
Bank debt	4
Commercial paper	2
Bond issues – straight	5
Bond issues – convertible	2

11 As of September 30, 2003, ScottishPower had outstanding guarantees of $332 million, long-term debt of $8,331 million, short-term debt of $505 million and common equity of $9,154 million.

(a) Ordinary Shares. ScottishPower’s common stock equity consists of ordinary shares, with a par value of 50 pence each, that are listed on the London Stock Exchange. ScottishPower currently has American Depositary Shares (“ADSs”) in the U.S. which trade as American Depositary Receipts (“ADRs”) and represent four ordinary shares each. ScottishPower has established a sponsored ADR program in the U.S. and has its ADSs listed on the New York Stock Exchange and registered under the Securities Act of 1933, as amended (“1933 Act”). As a result, ScottishPower has registered under the Securities Exchange Act of 1934, as amended (“1934 Act”) and files the periodic disclosure reports required of a foreign issuer with the Commission. The request contained herein with respect to ordinary shares refers to the issuance of ordinary shares directly, or indirectly, through the ADR program and, for purposes of this request, the ADSs are not considered separate securities from the underlying ordinary shares. As of September 30, 2003 ScottishPower had 1,857,477,594 ordinary shares and one “Special Share” outstanding.12

Ordinary shares may be sold pursuant to underwriting agreements of a type generally standard in the industry in the U.K. or the U.S. (depending on the selling location). Such public issuances may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of ordinary shares will be at rates or prices based upon or otherwise determined by competitive capital markets.

Ordinary share financings covered by this Application-Declaration may occur in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a number of purchasers or a single purchaser; (iv) directly to employees (or to trusts established for their benefit) and other shareholders through ScottishPower System employee benefit schemes; or (v) through the issuance of anti-dilution and/or bonus shares (i.e., stock dividends) to existing shareholders. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by ScottishPower) or directly by one or more underwriters acting alone. The securities may be sold directly by ScottishPower or through agents designated by ScottishPower from time to time. If dealers are utilized in the sale of any of the securities, ScottishPower will sell such securities to the dealers as principals. Any dealer may then resell

12 The Special Share is a non-voting share previously owned by the U.K. Government, and since redeemed.

such securities to the public at varying prices to be determined by such dealer at the time of resale. If ordinary shares are being sold in an underwritten offering, ScottishPower may grant the underwriters thereof a “green shoe” option permitting the purchase from ScottishPower at the same price additional shares then being offered solely for the purpose of covering over-allotments.

ScottishPower seeks authority to use its ordinary shares (or associated ADSs) as consideration for acquisitions that are otherwise authorized or exempt under the Act. Among other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both ScottishPower and the seller of the business with flexibility. The ScottishPower ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue.13 From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of ordinary shares on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized. For purposes of the $8 billion new external financing limit, ScottishPower ordinary shares used to fund an acquisition of a company through the exchange of ScottishPower equity for securities being acquired would be valued at market value based upon the closing price of the ordinary shares on the London Stock Exchange on the day before closing of the sale or issuance.

In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. ScottishPower and PacifiCorp currently maintain a number of employee benefit plans for personnel in the ScottishPower System pursuant to which employees may acquire or may be granted equity interests as part of their compensation.

More particularly, ScottishPower intends to issue ADSs to U.S. employees through PacifiCorp Stock Incentive Plan, Compensation Reduction Plan and K Plus Employee Savings and Stock Ownership Plan (“U.S. Plans”). See Registration Statement No. 333-92095, attached as Exhibit C-2 hereto. In addition, other share-based plans may be developed to motivate and retain key executives. In addition, ScottishPower intends to issue ADSs to U.S. employees and ordinary shares to U.K. employees through its Executive Share Option Plan 2001 (the U.S./U.K. plan). In addition, ScottishPower intends to issue ordinary shares to its U.K. employees through its Long Term Incentive Plan, its Executive Share Option Scheme, its Sharesave Scheme and its Employee Share Ownership Plan (the “U.K. Plans”).

ScottishPower intends to issue options over ADSs or ordinary shares to its U.S. and U.K. executive directors and certain of its senior managers under the ScottishPower Executive Share Option Plan 2001. Under this plan, which was introduced during 2001, options to acquire ADSs or ordinary shares in ScottishPower at the market value at the time of grant are granted to

13 From time-to-time ScottishPower may acquire, without prior Commission approval pursuant to Rule 42, its ordinary shares. Ordinary shares acquired pursuant to Rule 42 will be purchased directly or indirectly on the open market in accordance with the applicable Listing Rules of the London Stock Exchange.

participants up to a normal maximum of 200% of salary. However, the Remuneration Committee may vary this maximum limit and apply such higher amount as it may in its absolute discretion determine if it considers that exceptional circumstances exist which justify a higher amount. Options granted to U.K. participants are granted over ordinary shares and may only be exercised subject to the achievement of the performance criterion that the percentage increase in ScottishPower’s annualized earnings per share is at least 3% (adjusted for any increase in the Retail Price Index (“RPI”) measured over three years). Where the performance criteria is not met after 3 years, it can be re-tested after 4 years. If the performance criteria are not met after 4 years, it can be re-tested over 5 years. If after 5 years the performance criteria are not met, the options lapse. Options granted to US participants are granted over ADSs and are not subject to any performance criteria. These options vest one third per year over three years.

ScottishPower intends to issue ordinary shares, or certain conditional rights relating to ordinary shares, to U.S. and U.K. directors and senior executives under the Long Term Incentive Plan (“LTIP”). The LTIP was introduced in 1996 and replaced the ScottishPower Executive Share Option Scheme (see below). The LTIP links the share rewards closely between management and shareholders, and focuses on long-term corporate performance. Under the LTIP, awards to acquire ordinary shares of ScottishPower at nil or at a nominal cost are made to the participants up to a maximum value equal to 75% of base salary. The award will only vest if the Remuneration Committee of ScottishPower (a committee entirely made up of non-executive/outside directors) is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. The number of shares which vest is dependent upon the company’s comparative Total Shareholder Return (“TSR”) performance, over a three-year performance period. TSR performance is measured against a comparator group of major international energy companies. No shares vest unless the company’s TSR performance is at least equal to the median performance of the comparator group, at which point 40% of the initial award vests. 100% of the shares vest if the company’s performance is equal to or exceeds the top quartile. The number of shares that vests for performance between these two points is determined on a straightline basis.

Once the company’s total shareholder return performance has been measured over the three-year performance period following the grant of the award, awards granted on or before 5 May 2000 must be held for an additional year before they may be exercised. Participants may acquire the ordinary shares in respect of the percentage of these awards which has vested at any time after the fourth anniversary of grant (for awards granted on or before 5 May 2000) or third anniversary of grant (for awards granted on or after 4 May 2001) up to the seventh anniversary of the grant of the award.

ScottishPower also operates The ScottishPower Executive Share Option Scheme (“ExSOS”) which applied to executive directors and certain senior managers. However, the ExSOS was replaced in 1996 by the LTIP (see above). The last grant of executive share options under the ExSOS was in May 1995, although subsisting options remain exercisable until the tenth anniversary of grant.

ScottishPower also operates an Inland Revenue Approved savings-related share option scheme, which is open to all U.K.-based employees.14 Under this scheme, options are granted over ScottishPower ordinary shares at a discount of up to 20% from the prevailing market price at the time of grant to eligible employees who agree to save up to £250 per month over a period of three or five years. At the third or fifth anniversary of grant, the options mature and become exercisable, and eligible employees may then exercise their options using the savings and tax-free bonus accumulated during the period. Options must be exercised during the six-month period following maturity.

ScottishPower also operates an Inland Revenue Approved Employee Share Ownership Plan (“ESOP”) which is open to all U.K.-based, employees once they have accrued one year of service with the Company. Under this Plan, participating employees make contributions from pre-tax salary to buy shares in ScottishPower which are held in trust (“Partnership Shares”). These shares are matched by ScottishPower (“Matching Shares”) on a one-for-one basis and are also held in trust. At the launch of the ESOP in December 2000, Free Shares were offered to employees. Partnership Shares can be withdrawn by the employee at any time subject to income tax in certain circumstances. Matching Shares are forfeited if Partnership Shares are withdrawn within 3 years of acquisition.

ScottishPower requests authority to issue approximately 82 million ordinary shares to employees under its existing plans, the U.S. Plans, the U.K. Plans and such additional plans created after the date hereof (“Additional Plans”) that may be developed for the purposes stated above. Securities issued by ScottishPower under all of the plans will be included within the $8 billion external financing limit and will be valued, if ordinary shares, at market value based on the closing price on the London Stock Exchange on the day before the award. Securities issued that are not ordinary shares will be valued based on a reasonable and consistent method applied at the time of the award.

(b) Special Share. One aspect of ScottishPower’s corporate structure was that it had a Special Share that was redeemed by the U.K. Government on May 5, 2004 and is of no further relevance to the governance of the Company. The Articles of Association will be amended to remove provisions concerning the Special Share at the AGM in July 2004. The Special Share could only have been held by the U.K. Government or persons acting on its behalf. It is a single non-voting share that prevents amendments to ScottishPower’s Memorandum and Articles of Association. Those documents in turn restrict certain classes of persons from owning more than a prescribed shareholding in ScottishPower. ScottishPower asserts that these rights did not

14 In order for ScottishPower to provide ordinary shares to the participants in the U.K. Plans when they are entitled to exercise their share options, ScottishPower must provide a loan to the trustee, or the equivalent (“Trustee”), of the employee share plans for the Trustee to acquire on the open market ordinary shares on behalf of the eligible participants. On exercise of the share options by the eligible participants, the option price money payable by the share option holder is applied by the Trustee to reduce the loan amount from ScottishPower. The loan may be payable over a 48-month period. ScottishPower proposes to engage in such transactions, in order to provide ordinary shares to its employees under the UK Plans.

create an inequitable distribution of voting power of the kind that section 11(b)(2) is intended to prevent.15

(c) Preferred Stock. ScottishPower proposes to issue preferred stock from time to time during the Authorization Period in an amount not to exceed the $8 billion new external financing limit. Any such preferred stock would have dividend rates or methods of determining the same, redemption provisions, conversion or put terms and other terms and conditions as ScottishPower may determine at the time of issuance, provided that the cost of money (dividend rate giving effect to the economic life of the instrument) on preferred stock of ScottishPower, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned. In addition, all issuances of preferred stock will be at rates or prices based upon or otherwise determined by competitive capital markets.

(d) Debt. The Applicants propose to issue unsecured debt securities from time to time during the Authorization Period in an amount not to exceed the $8 billion new external financing limit. Any debt securities would have the designation, aggregate principal amount, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate at the time of issuance, provided however, that the cost of money (interest rate giving effect to the economic life of the instrument) on debt financings will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned.

The debt securities may be issued and sold pursuant to standard underwriting agreements or under other negotiated financings through commercial and investment banks. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the debt securities may be issued and sold through private placements or other non-public offerings to one or more persons or distributed by dividend or otherwise to existing shareholders. All transactions will be at rates or prices based upon or otherwise determined by competitive capital markets.

Parent-level debt may be issued in connection with the necessary and urgent general and corporate purposes including, financing capital expenditures and working capital requirements, the acquisition, retirement or redemption of securities issued by a ScottishPower System company, and other lawful general purposes. Section 7(c)(2)(A) expressly contemplates that a registered holding company can issue such securities “for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof.” Section 7(c)(2)(D) further provides for the issuance of nontraditional

15 The Special Share also did not reflect an inequitable financial interest in ScottishPower. The Special Share confers no right to participate in the capital or profits of ScottishPower other than in connection with a “winding up.” Under these circumstances, the holder of the Special Share was entitled to receive the capital paid up on the Special Share (one pound sterling) in priority to other distributions. The holder of the Special Share also had the right to require ScottishPower to redeem the Special Share at par (one pound sterling) at any time.

securities if “such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers.” Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). In addition, in the matter of The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000), the Commission stated that a “restriction against parent-level debt would create an unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with [a registered holding company’s] ability to implement an optimal capital structure for its business, including the financing of [a] merger.”

To the extent that the question is not the existence of parent-level debt per se but rather the appropriateness of debt at more than one level, again, the Commission has resolved that issue. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

ScottishPower also seeks authority to issue additional short-term debt in the form of commercial paper, promissory notes and/or other forms of short-term indebtedness in an aggregate principal amount at any one time outstanding not to exceed $2 billion (“Short-term

Debt”). ScottishPower proposes to establish from time to time new committed bank lines of credit, provided that only the principal amount of any borrowings outstanding under these new committed bank lines of credit will be counted against the proposed Short-term Debt limit. Credit lines may be set up for use by ScottishPower for general corporate purposes in addition to credit lines to support commercial paper. ScottishPower will borrow and repay under these lines of credit, from time to time, as it is deemed appropriate or necessary. All borrowings under these credit lines will mature in less than one year. ScottishPower may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

ScottishPower may also sell commercial paper in established U.S. or European commercial paper markets, from time to time, and this commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from ScottishPower will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

We note that the issuance of debt by the Applicants will be subject to certain objective conditions intended to ensure the financial integrity of the ScottishPower System. ScottishPower and PacifiCorp have committed to maintain their Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, at 30% or above throughout the Authorization Period. In addition, as previously noted, ScottishPower commits to maintain its and PacifiCorp’s long-term debt rating at an investment grade level.

(e) Investment Grade Ratings. Applicants represent that no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization to be granted by the Commission, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer, that are rated, are rated investment grade; and (iii) all outstanding securities of any registered holding company in the ScottishPower System, that are rated, are rated investment grade (“Investment Grade Condition”). For purposes of this Investment Grade Condition, a security will be deemed to be rated “investment grade” if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the Securities Exchange Act of 1934, as amended.

Applicants request that the Commission reserve jurisdiction over the issuance of any of such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

(f) Guarantees and Loans. ScottishPower and the Intermediate Companies request authorization to the extent necessary under the Act to enter into guarantees, obtain letters of credit, enter into guaranty-type agreements make loans or capital contributions or otherwise provide credit support with respect to the obligations of PacifiCorp and the PHI Nonutility Subsidiary Companies and the SPUK Holdings Group as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses and to maintain, to the extent not exempted under Rule 45, all existing guarantee and loan arrangements through the Authorization Period.16 Such credit support may be in the form of committed bank lines of credit. Such guarantees and credit support to be made to the SPUK Holdings Group will be included in the aggregate investment of ScottishPower for the purposes of Rule 53. The cost of such guarantees and loans parallel the cost of obtaining the liquidity necessary to support the guarantee or loan, as the case may be.

In addition, authority is requested for the PHI Nonutility Subsidiary Companies to enter into similar arrangements with one another, to the extent not exempted under Rule 45. Guarantees, capital contributions, loans entered into by ScottishPower, the Intermediate Companies and the PHI Nonutility Subsidiary Companies will be subject to a $8 billion limit (i.e. not included in the $8 billion new external financing limit). ScottishPower’s outstanding guarantees will be included in the $8 billion guarantee limit.17 All debt guaranteed will comply with the financing parameters described above, to the extent they remain outstanding during the Authorization Period.

(g) Interest Rate and Currency Risk Management Devices. In order to protect the ScottishPower System from adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with interest rate and cross currency swaps, options and option-related instruments with a view to maintaining a significant proportion of fixed rates over the medium term. The proportion of debt at fixed rates is varied over time and within policy guidelines, depending on debt projections and market levels of interest rates. The resulting position as of September 30, 2003 was that 95% of the ScottishPower System borrowings were at fixed rates of interest. ScottishPower requests authorization to enter into interest rate and currency hedges in order to reduce or manage interest rate cost and foreign exchange exposures, subject to certain limitations and restrictions, through the Authorization Period.18

16 PacifiCorp, the PHI Nonutility Subsidiary Companies and certain members of the SPUK Holdings Group, entered into most of their respective guarantees and loan arrangements prior to the completion of the merger.

17 Supra note 11.

18 Interest rate and currency hedges would only be entered into with counterparties (“Approved Counterparties”) whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor’s Ratings Group, are equal to or greater than “BBB”, or an equivalent rating from Moody’s, Fitch Investor Service or Duff and Phelps. Interest rate hedges will involve the use of financial instruments commonly used in today’s capital markets, such as interest rate and currency forwards, futures, swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of government or agency (e.g., FNMA) obligations or LIBOR-based swap instruments. Transactions would be for fixed periods and stated notional amounts. Fees, commissions or other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an

ScottishPower also requests authorization to enter into anticipatory hedges, subject to certain limitations and restrictions.19 ScottishPower produces accounts according to UK GAAP (International Accounting Standards (“IAS”) with effect from April 1, 2005 or such later date as IAS becomes effective) but produces a reconciliation to US GAAP which will comply with Statement of Financial Accounting Standard (“SFAS”) 133 (Accounting for Derivative Instruments and Hedging Activities), SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities), and SFAS 149 (Amendment of Statement 133 on Derivative Instruments and Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board (“FASB”). Because of the international nature of ScottishPower’s business and the complex nature of its debt portfolio it cannot represent that each interest rate and currency hedge and each anticipatory hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such interest rate and currency hedge or anticipatory hedge is entered into but it is their intention to achieve such hedge accounting treatment wherever possible. Applicants state that in no case will the notional principal amount of the hedging instrument exceed that of the underlying asset or debt instrument and related tax and interest rate exposure. Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions.

ScottishPower maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. ScottishPower will not engage in speculative hedging transactions and all transactions in financial instruments or products are matched to an underlying business requirement. ScottishPower represents that in the event transactions in financial instruments or products are qualified for hedge accounting treatment under U.K. GAAP (or after April 1, 2005, IAS), but not under U.S. GAAP, ScottishPower’s financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction attributable to a company outside PacifiCorp and the PHI Nonutility Subsidiary Companies will be allocated to any company in PacifiCorp and the PHI Nonutility Subsidiary Companies, regardless of the accounting treatment accorded to the transaction. No gain or loss on any internal interest rate and/or cross currency swap or hedging transaction entered into by ScottishPower and/or SPUK will be allocated to PacifiCorp.

interest rate and currency hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

19 Anticipatory hedges would only be entered into with Approved Counterparties and would be utilized to fix and/or limit the interest rate or currency risk associated with any new issuance through (i) a sale of exchange-traded government futures contracts, government obligations and/or a forward swap (each a “Forward Sale”), (ii) the purchase of put options on government obligations (a “Put Options Purchase”), (iii) a Put Options Purchase in combination with the sale of call options on government obligations (a “Collar”), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

(h) Intermediate Companies. Each of the Intermediate Companies is seeking authorization to continue to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies and fellow Intermediate Companies, respectively. Each of the Intermediate Companies and ScottishPower is also seeking authorization to continue to issue guarantees and other forms of credit support to direct and indirect subsidiaries. In no case would the Intermediate Companies or ScottishPower borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies. The interest rates and maturity dates of any debt security issued by PacifiCorp to its immediate parent company will be designed to parallel the effective cost of capital of ScottishPower.

Authority is also sought for ScottishPower to form new intermediate holding company entities20 and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp and the PHI Nonutility Subsidiary Companies to ScottishPower in a efficient manner. ScottishPower will continue to be the ultimate owner of PacifiCorp and the PHI Nonutility Subsidiary Companies.

2. PacifiCorp and the PHI Nonutility Subsidiary Companies Financings

The existing financing arrangements transactions of the PHI Nonutility Subsidiary Companies are exempt under Rule 52 and therefore, do not require Commission authorization and will remain in place.21 The Applicants request, to the extent the Commission has jurisdiction, to maintain all its financing through the Authorization Period.22 The PHI Nonutility Subsidiary Companies and the PacifiCorp financing authority requested below is in addition to the $8 billion external financing authority requested by ScottishPower for the ScottishPower System.

(a) Existing Intercompany Arrangements. Currently, PacifiCorp and the PHI Nonutility Subsidiary Companies have two intercompany lending arrangements. The first loan agreement allows for loans between PacifiCorp and certain of its associate companies, the “umbrella loan agreement”. This intercompany loan agreement has been authorized by the OPUC up to $200 million for loans by PacifiCorp and unlimited amounts for loans to PacifiCorp. These loans are payable on demand, are evidenced by notes and with interest at PacifiCorp’s short-term borrowing rate whether the loan is to or from PacifiCorp. PacifiCorp will not lend to PGHC under the umbrella loan agreement. Applicants request authorization, because the interest

20 None of the above-mentioned to-be-formed foreign based intermediate companies will be a party to PacifiCorp and PHI Nonutility Subsidiary Companies’ Amended Tax Allocation Agreement.

21 Financing arrangements of members of the PHI Nonutility Subsidiary Companies are exempt because: (1) the issuance and sale of the securities are solely to finance the existing business of the subsidiary company; and (2) the interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company.

22 As of September 30, 2003, SPUK Holdings Group has outstanding long-term debt of $3,858 million, short-term debt of $75 million and common equity of $2,507 million, presented on a U.S. GAAP basis. In addition, ScottishPower has outstanding guarantees in the amount of approximately $332 million, presented on a U.S. GAAP basis.

rates of the debt under the umbrella loan agreement are not exempt under Rule 52, to continue the use of the umbrella agreement through the Authorization Period.

PacifiCorp and the PHI Nonutility Subsidiary Companies cash management and banking services are managed centrally by the PacifiCorp Treasury Department. These services include maintaining checking accounts, electronic disbursement facilities and cash concentration facilities in the name of each legal entity as necessary to support their business needs. Fees for banking and other third party services are paid directly by the appropriate regulated or nonutility company. Fees for internal services will be paid for by the subsidiaries through fees collected through a variety of means, including the inclusion of the fee into the interest payments made by the respective subsidiaries. A copy of the PacifiCorp Cash Management Procedures is filed as Exhibit B-6.

(b) Payment of Dividends Out of Capital or Unearned Surplus

Section 12 of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of “capital or unearned surplus” except pursuant to an order of the Commission. The legislative history explains that this provision was intended to “prevent the milking of operating companies in the interest of the controlling holding company groups.” S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).23 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company’s prior earnings, (iii) the company’s current earnings in relation to the proposed dividend, and (iv) the company’s projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be “appropriate in the public interest.” Id. (citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943)). Applicants state that there may be situations in which one or more of the PHI Nonutility Subsidiary Companies will have unrestricted cash available for distribution in excess of current and retained earnings. Consistent with these considerations, the Applicants request authorization for the current and future PHI Nonutility Subsidiary Companies to pay dividends out of capital and unearned surplus, through the Authorization Period, provided, however, that, without further approval of the Commission, no PHI Nonutility Subsidiary Company will declare or pay any dividend out of capital or unearned surplus if the PHI Nonutility Subsidiary Companies derives any material part of its revenues from the sale of goods, services or electricity to PacifiCorp. In addition, the PHI Nonutility Subsidiary Companies will not declare or pay any dividend out of capital or unearned surplus unless it: (1) has received excess cash as a result of the sale of its assets; (2) has engaged in a restructuring or reorganization; and/or (3) is returning capital to an associate company.

The Applicants request authority for PacifiCorp to continue to pay dividends, of up to $220.3 million, out of capital and unearned surplus to the extent of the proceeds it received from the sale of its previously owned Australian FUCOs (Powercor Australia Limited and its affiliates Eastern Investment Company, PacifiCorp Australia, LLC, Pan-Pacific Global Corp, PacifiCorp Australia Limited, Pacific Global Inc. and Hazelwood Holdings, Inc. and its affiliates PacifiCorp

23 Compare Section 305(a) of the Federal Power Act.

Australia Holdings Pty Ltd., and Hazelwood Pacific Pty Ltd.).24 Distributions out of capital and unearned surplus from the PHI Nonutility Subsidiary Companies would allow available funds to be utilized where appropriate within PacifiCorp and the PHI Nonutility Subsidiary Companies consistent with PacifiCorp’s commitment to maintain its Total Common Equity to be at least 30% through the Authorization Period.

(c) Short-term Debt

Authority is requested for PacifiCorp to issue commercial paper and promissory notes not to exceed the aggregate amount of $1.5 billion to be outstanding at any one time during the Authorization Period. This level of debt authority has been authorized by the Federal Energy Regulatory Commission (“FERC”) and all of the state utility commissions regulating PacifiCorp’s revolving credit agreements. The OPUC has not authorized the issuance of the commercial paper because it is not jurisdictional.

PacifiCorp may sell commercial paper, from time to time, in established domestic paper markets. Such commercial paper would be sold to or through dealers at discount rates or bearing interest rates per annum prevailing at the date of issuance for commercial paper of comparable quality and maturity. It is expected that the dealers acquiring commercial paper from PacifiCorp will reoffer such paper at a discount to corporate, institutional investors, such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

The issuance of commercial paper by PacifiCorp would, in most periods, result in effective interest costs lower than the interest costs of borrowing from commercial banks. In the event, however, that borrowings from banks would produce a lower cost of money than the issuance of PacifiCorp’s commercial paper, and to the extent that PacifiCorp’s corporate funds and subsidiaries’ loans of excess funds through the existing intercompany borrowing arrangements would be inadequate to fulfill the subsidiaries’ requests for short-term loans, PacifiCorp will borrow from banks, subject to the limitations on aggregate principal amounts stated above.

PacifiCorp requests authority to enter into arrangements described herein through the Authorization Period. Subject to the limitations set forth above, commercial paper borrowings will be tailored to mature at such time as excess funds from PacifiCorp are expected to become available for loans through the existing intercompany borrowing arrangements.

3. Affiliate Transactions

24 In 2001, PacifiCorp and certain of its associate companies completed the sale of its FUCO investments in Australia. The requested authority would allow the proceeds from any such sale to be distributed by PacifiCorp to its shareholder. PacifiCorp and its associate companies have not completed the above-mentioned dividend payments to its shareholder from the proceeds of the sale of the Australian FUCOs. The Applicants continue to believe that any such distribution would not have an adverse effect on PacifiCorp’s utility operations or the public interest.

PacifiCorp has been providing administrative, management, technical, legal and other support services to its subsidiaries for many years. In addition, there have been occasions when subsidiaries of PacifiCorp have provided services to PacifiCorp or to other PHI Nonutility Subsidiary Companies. PacifiCorp now proposes to continue these arrangements, with PacifiCorp providing services to the PHI Nonutility Subsidiary Companies and other associate companies in the holding company system pursuant to Rule 87 under the Act. PHI Nonutility Subsidiary Companies propose to provide services to PacifiCorp pursuant to Section 13(b). All service transactions, as explained above, will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. In the event that the market rate of the services is less than costs, neither PacifiCorp nor the PHI Nonutility Subsidiary Companies will provide such services. PacifiCorp also proposes to engage in service activities with SPUK and certain members of the SPUK Holdings Group. Such services would include information technology support services (i.e., IT development, IT infrastructure and corporate help desk).

In addition, SPUK proposes to perform services for PacifiCorp and the PHI Nonutility Subsidiary Companies. All service transactions will be priced at cost in accordance with Section 13 of the Act and the rules thereunder. Consequently, PacifiCorp and the PHI Nonutility Subsidiary Companies are effectively insulated from the financial abuses targeted by the Act.

The current preliminary estimate of total charges by SPUK to PacifiCorp or the PHI Nonutility Subsidiary Companies for the provision of anticipated services will be approximately $20 million annually of which $14-$17 million is estimated for PacifiCorp and approximately $61 million annually of services to be provided to all other associate companies including ScottishPower. All of the charges are expected to be made on a Direct Charge, Directly Allocated or on an Apportioned Costs basis for a variety of services.25 SPUK anticipates that group corporate charges will be allocated across four primary divisions of the ScottishPower System, PacifiCorp, Infrastructure, UK Division and PPM, Energy, Inc. and ScottishPower. It is anticipated that substantially all of the service activities of SPUK to PacifiCorp will be that of corporate services. The details of the methodology and rationale surrounding the group corporate charges is presented in the Group Corporate Cost Recharge Policy that is attached as Exhibit B-1.1.

Moreover, no change to the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until SPUK shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify SPUK within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until SPUK shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

25 The key principle is that direct charging will take place where applicable. Costs directly attributable to a division are therefore directly charged. This reduces the total value of costs that require to be allocated.

The corporate center of SPUK is expected to provide services to PacifiCorp through representation on the PacifiCorp Board of Directors as well as administrative services. These will include shareholder services, investor relations, senior management, human resources, payroll and pensions. In addition, there is expected to be some management oversight in the areas of internal audit, tax and treasury, and consultation regarding engineering, research and development projects, and transmission best practices.

Whenever practicable, the costs of services provided by SPUK will be directly charged to ScottishPower, PacifiCorp or a specific member of the PHI Nonutility Subsidiary Companies. SPUK will bill PacifiCorp or the PHI Nonutility Subsidiary Companies monthly in arrears. The billing format will list charges by corporate department, detailing total time applicable to PacifiCorp or the PHI Nonutility Subsidiary Companies multiplied by the current rate, to give the total charge for the month. The types of corporate services to be performed are listed in the Group Corporate Cost Recharge Policy, which is attached as Exhibit B-1.1, and the service agreements, which are filed as Confidential Exhibits B-1.2 and B-1.3.

All affiliate transactions among the SPUK Holdings Group, PacifiCorp and the PHI Nonutility Subsidiary Companies are subject to review by the Utility Commissions. PacifiCorp files an annual Affiliated Interest Report with the Utility Commissions detailing, among other things, the charges that have been made during the previous year and the methods used to allocate costs among itself and its associate companies.26

PacifiCorp and the PHI Nonutility Subsidiary Companies request authorization under Section 13(b) of the Act to provide services and sell goods to its members and the SPUK Holdings Group at fair market prices determined without regard to cost, and request an exemption under Section 13(b) from the cost standards of Rules 90 and 91 as applicable to these transactions, in any case in which the non-utility subsidiary purchasing these goods or services is:

(1) A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

(2) An EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not PacifiCorp;

(3) A “qualifying facility” (“QF”) within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended (“PURPA”) that sells electricity exclusively (a) at rates negotiated at arms’ length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser’s “avoided cost” as determined in accordance with PURPA regulations;

26 The OPUC requests periodic reports on affiliate transactions between the SPUK Holdings Group and PacifiCorp.

(4) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not PacifiCorp; or

(5) A subsidiary engaged in Rule 58 activities (“Rule 58 Company”) or any other non-utility subsidiary that (a) is partially owned by a member of the PHI Nonutility Subsidiary Companies or the SPUK Holdings Group, provided that the ultimate purchaser of such goods or services is not PacifiCorp, (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to the nonutility subsidiaries described in clauses (1) through (4) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States. The Commission authorized a similar request pursuant to an exception from the at cost provisions of section 13(b) of the Act in E.ON AG, Holding Co. Release No. 27539 (Jun. 14, 2002); and Energy East Corporation, Holding Co. Act Release No. 27228 (Sep. 12, 2000).

4. Changes in Capital Stock of Subsidiaries

The portion of the aggregate financing of PacifiCorp or an individual wholly-owned subsidiary of PacifiCorp and the PHI Nonutility Subsidiary Companies to be effected through the sale of equity securities to its immediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of PacifiCorp or such PHI Nonutility Subsidiary Company. In addition, PacifiCorp or such PHI Nonutility Subsidiary Company may choose to use other forms of capital securities. Capital stock includes common stock, preferred stock, other preferred securities, options and/or warrants convertible into common or preferred stock, rights, and similar securities. As needed to accommodate the sale of additional equity, Applicants request the authority to increase the amount or change the terms of any wholly-owned subsidiary of PacifiCorp and the PHI Nonutility Subsidiary Companies authorized capital securities, without additional Commission approval. The terms that may be changed include dividend rates, conversion rates and dates, and expiration dates. Applicants note that each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and that none will have third-party investors. Applicants request authorization to make changes to the capital stock of PacifiCorp or any wholly-owned subsidiary of PacifiCorp and the PHI Nonutility Subsidiary Companies.27

5. Financing Entities/Special Purpose Entities

Authority is sought for ScottishPower and PacifiCorp and the PHI Nonutility Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred

27 In the event that above-mentioned changes require shareholder approval pursuant to Section 12(e), Applicants will seek prior Commission approval. In addition, any aforementioned change involving a public utility of ScottishPower would be subject to and would only be taken upon the receipt of any necessary approvals by the State Commission in the state or states where the public utility subsidiary is incorporated or doing business.

securities or other securities authorized hereby or issued pursuant to an applicable exemption through the Authorization Period. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made through the Authorization Period to (i) the issuance of debentures or other evidences of indebtedness by any of ScottishPower or PacifiCorp and the PHI Nonutility Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of ScottishPower or PacifiCorp and the PHI Nonutility Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity’s obligations in connection therewith. Each of ScottishPower and PacifiCorp and the PHI Nonutility Subsidiary Companies also may enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. All expense reimbursements would be at cost.28 Applicants seek authorization for such expense reimbursement arrangements under Section 7(d)(4) of the Act, regarding the reasonableness of fees paid in connection with the issuance of a security, and/or under Section 13 of the Act and the rules thereunder to the extent the financing entity is deemed to provide services to an associate company.

Any amounts issued by such financing entities to third parties pursuant to this authorization will count against the external financing limits authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee will not count against the external financing limits or the separate ScottishPower guarantee limits. The Commission has approved similar transactions in E.ON AG, Holding Co. Act Release No. 27539 (Jun. 12, 2002), Xcel Energy, Holding Co. Act Release No. 27212 (Aug. 16, 2000), Conectiv, Inc. Holding Co. Act Release No. 26833 (Feb. 26, 1998) and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

Applicants also request authorization to acquire, directly or indirectly, the equity securities of one or more financing/special purposes subsidiaries (“Financing/Special Purpose Subsidiaries”) organized exclusively for the purpose of acquiring, financing, and holding the securities of, one or more existing or future nonutility subsidiaries. Financing/Special Purpose Subsidiaries may also provide management, administrative, project development and operating services to these entities.

Financing/Special Purpose Subsidiaries may be corporations, partnerships, limited liability companies or other entities in which ScottishPower, directly or indirectly, may have a 100% interest, a majority equity or debt position, or a minority debt or equity position. Financing/Special Purpose Subsidiaries would engage only in businesses to the extent that the ScottishPower is authorized, whether by statute, rule, regulation or order, to engage in those businesses. ScottishPower commits that the requested authorization will not result in the entry into a new, unauthorized line of business by the SPUK Holdings Group or PacifiCorp and the PHI Nonutility Subsidiary Companies.

Financing/Special Purpose Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or

28 External financing will be subject to the financing limits proposed in this application.

more EWGs, FUCOs, Rule 58 Companies, or ETCs. Financing/Special Purpose Subsidiaries may also engage in development activities (“Development Activities”) and administrative activities (“Administrative Activities”) relating to the permitted businesses of the nonutility subsidiaries.

Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of, or interests in, new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial and other support activities necessary to manage ScottishPower and PacifiCorp and the PHI Nonutility Subsidiary Companies’ investments in nonutility subsidiaries.

A Financing/Special Purpose Subsidiary may be organized, among other things, (i) to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Company, ETC or other nonexempt nonutility subsidiary; (ii) after the award of the a bid proposal, to facilitate closing on the purchase or financing of the acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any company in order, among other things, to effect an adjustment in the respective ownership interests in business held by ScottishPower or PacifiCorp and the PHI Nonutility Subsidiary Companies and non-affiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting, or otherwise relating to, the ownership of domestic companies by foreign nationals; (vi) as a part of financial optimization or tax planning; or (vii) to further insulate PacifiCorp from operational or other business risks that may be associated with investments in nonutility companies.

Development Activities will be funded in accordance with Rules 45(b) and 52(b) or as authorized in this Application-Declaration. To the extent that ScottishPower provides funds or guarantees directly or indirectly to a Development Subsidiary that are used for the purpose of making an investment in any EWG, FUCO or Rule 58 Company, the amount of these funds or guarantees will be included in ScottishPower’s aggregate investment in these entities, calculated in accordance with Rules 53 or 58, as applicable.

To the extent that these transactions are not exempt from the Act or are otherwise authorized or permitted by rule, regulation, ScottishPower requests authorization for the Financing/Special Purpose Subsidiaries to provide management, administrative, project development and operating services to direct or indirect subsidiaries at cost in accordance with Section 13 of the Act and related rules, including Rules 90 and 91. ScottishPower also proposes, however, that Development Subsidiaries would provide services and sell goods at fair market prices, under an exemption from the at-cost standard of Section 13(b) of the Act and Rules 90 and 91 under the Act, when the associate company receiving the goods or services is:

(1) a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

(2) an EWG that sells electricity to nonassociate companies at market-based rates approved by the FERC;

(3) a QF that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies at their “avoided cost,” as defined under PURPA;

(4) a domestic EWG or QF that sells electricity to nonassociate companies at cost-based rates approved by the FERC or a state commission; and

(5) a Rule 58 Company or any other authorized subsidiary that: (a) is partially owned, provided that the ultimate purchaser of the goods or services is not an associate public-utility company or an associate company that primarily provides goods and services to associate public-utility companies; (b) is engaged solely in the business of developing, owning, operating and/or providing goods and services to nonutility companies described in items (1) through (4), above; or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

6. Corporate Restructuring

ScottishPower anticipates that as it continues to review the combined operations of the ScottishPower System, it may prove prudent to continue to reorganize its nonutility companies. Specifically, ScottishPower proposes to engage in corporate restructuring or reorganization of its nonutility companies without prior Commission approval. Restructuring could involve the acquisition of one or more new Financing/Special Purpose Subsidiaries to acquire and hold direct or indirect interests in any or all of ScottishPower’s existing or future authorized nonutility businesses. Restructuring could also involve consolidation, redemption and the retirement of the securities of such nonutility businesses or the transfer of existing subsidiaries, or portions of existing businesses, among the ScottishPower Group companies and/or the reincorporation of existing subsidiaries in a different jurisdiction. The restructuring may also take the form of a nonutility subsidiary selling, contributing or transferring the equity securities of a subsidiary or all or part of the subsidiary’s assets as a dividend to another nonutility subsidiary and the acquisition, directly or indirectly, of the equity securities or assets of a subsidiary, either by purchase or by receipt of a dividend. The purchasing nonutility subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all, or a portion, of the consideration given. These measures would enable ScottishPower to consolidate similar businesses, to participate effectively in authorized nonutility activities, and to position certain subsidiaries appropriately for eventual sale without the need to apply for or receive additional Commission approval. The Commission has approved similar transactions in NiSource, Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003); E.ON AG, Holding Co. Act Release No. 27539 (Jun. 14, 2002); and Entergy Corporation, Holding Co. Act Release No. 27039 (Jun. 22, 1999). Applicants are seeking authorization under the Act for the sale or transfer of a nonutility subsidiary held by a FUCO to another company in the ScottishPower System, only where the associate company and its acquisition of the nonutility subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act.

7. Approval of Amended Tax Allocation Agreement

The Applicants ask the Commission to approve an amended agreement for the allocation of consolidated tax among PHI, PacifiCorp and the PHI Nonutility Subsidiary Companies (“Amended Tax Allocation Agreement”). Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. A declaration under Rule 45(a) shall not be required for the filing of a consolidated tax return by the eligible associate company in a registered holding company system, or the execution or performance of the agreement referred to herein, if such consolidated tax return is filed pursuant to a tax agreement, in writing, relating to either federal or state taxes, for a term of one or more tax years among the associate companies included in the consolidated return, and the agreement provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with the rules prescribed with Rule 45(c). Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system, that “provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with” the conditions of the rule.

In the Amended Tax Allocation Agreement, PHI makes the election under Rule 45(c)(2)(ii) to apportion the consolidated tax among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary shall not exceed the “separate return tax” of that subsidiary. (i.e., the amount of tax that subsidiary would have paid computed as though it were not a member of a consolidated group).

Rule 45(c)(4) provides that an allocation agreement may exclude companies not having positive corporate taxable income for the year (i.e., loss subsidiaries) from the allocation provided for under Rule 45(c)(2), provided that the agreement contains an “appropriate and equitable provision for preserving to each subsidiary company so excluded the equivalent of any rights which such company would have had under the applicable tax law, had it filed a separate return to use in other years any loss or credit availed of by the group through the consolidated return.” The previous tax allocation agreement was drafted to comply with Rule 45(c)(4).

As an alternative to Rule 45(c)(4), Rule 45(c)(5) provides that a tax allocation agreement may include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. But under Rule 45(c)(5) only “subsidiary companies” shall be paid for their negative tax allocation, and any company that does not meet the definition of “subsidiary company”, such as PHI, may not receive current payment of its corporate tax benefits, except pursuant to Commission order.

The Amended Tax Allocation Agreement intends to comply with Rule 45( c)(5), except that it provides for the retention by PHI, the U.S. parent of the U.S. consolidated tax group, of certain tax benefits rather than the allocation of these tax benefits (i.e. losses) to the profitable subsidiaries in that consolidated group without compensation. Under the Amended Tax Allocation Agreement, PHI would retain only the benefits of those PHI tax losses that have been generated by PHI in connection with the financing, including any refinancing, of the acquisition of Pacificorp by ScottishPower.29 The financing costs of acquiring PacifiCorp generate tax benefits in PHI of approximately $61 million annually, and are attributable to the interest expense on the acquisition-related debt that is non-recourse to PacifiCorp and is unrelated to the financing of operations.30 The Amended Tax Allocation Agreement is effective for the fiscal year starting April 1, 2004 and is filed herewith as Exhibit B-5 and will be filed in the ScottishPower Form U5S for the period ended March 31, 2004 as Exhibit D.

8. EWG/FUCO-related Financings

ScottishPower has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under SPUK, and U.S. utility activities under PacifiCorp, reflects ScottishPower’s intent to develop these two business areas in a financially independent manner. To that end, ScottishPower is seeking authority to finance EWG and FUCO investments and operations in an aggregate amount of up to $12,500 million at any one time outstanding, during the Authorization Period.31 The $12,500 million represents aproximately 420% of the ScottishPower System’s consolidated retained earnings. As of September 30, 2003, 100% of the ScottishPower System consolidated retained earnings on a U.S. GAAP basis was $3,137 million.32 The principal reason for the requested increase in the amount of aggregate investments that ScottishPower and its nonutility

29 As of December 31, 2003, the acquisition debt consisted of binding payment obligations equivalent in substance to $2.375 billion of medium term notes bearing interest at 6.75% maturing between 2012 and 2017.

30 The estimated annual tax benefit going forward at about $61 million is based on 38% tax rate on $160,312,000 per year of interest. The Commission has approved similar requests in National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000); and E.ON AG, Holding Co. Act Release No. 27539 (Jun. 14 2002).

31 As noted above, most of Scottish Power’s FUCO investments are held through SPUK Holdings. As stated herein, ScottishPower requests that, based on a finding that its current investments in FUCOs will not have a substantial adverse impact on its financial integrity or the interest of consumers and other factors stated herein, the Commission find that ScottishPower has made the requisite showing under Rule 53(c). The $12,500 million represents ScottishPower’s current FUCO investments (based on the aggregate investment, as recorded in the accounts of their respective immediate parent companies, for SPUK and SP Manweb plc) plus an additional 320% of its consolidated retained earnings, totaling approximately 420%.

32 Converting at £1.00: $1.661, the closing exchange rate at September 30, 2003.

subsidiaries can directly or indirectly make in EWGs and FUCOs is based on unannounced intentions to either build new electric generation facilities through existing or newly formed EWG subsidiaries or to purchase existing EWGs or generating facilities from third parties through either auctions or direct negotiations. ScottishPower also intends to explore the possibility of purchasing existing FUCOs from third parties by way of direct negotiations.

Such financings may include the issue or sale of a security for purposes of financing the acquisition or operations of an EWG or FUCO, or the guarantee of a security of an EWG or FUCO. As explained more fully below, the proposed financing will not have an adverse effect on the financial integrity of the ScottishPower System, nor will it have an adverse impact on PacifiCorp and the PHI Nonutility Subsidiary Companies, any customers of PacifiCorp, or the ability of the affected state commissions to protect PacifiCorp and the PHI Nonutility Subsidiary Companies and its customers.

ScottishPower’s non-U.S. background makes it commercially impossible for the company to comply fully with certain of the technical requirements of Rule 53, however ScottishPower will comply fully with the substantive provisions of Rule 53. In particular, since ScottishPower had pre-existing foreign utility operations, it would not be reasonable to expect it, and neither can it commit, to maintain the books and records of its FUCOs in conformity with U.S. GAAP, although it will provide reconciliation as required in Form 20-F. Nonetheless, ScottishPower satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, any proposed investment will not have a substantial adverse impact on the financial integrity of the ScottishPower System, or an adverse impact on PacifiCorp or its customers, or on the ability of state commissions to protect such subsidiary or customers. ScottishPower makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the ScottishPower System.

As of September 30, 2003 the ScottishPower System had an “aggregate investment”, as the term is defined in Rule 53 under the Act, in EWGs and FUCOs of $2,470 million (based on the aggregate investment, as recorded in the accounts of their respective immediate parent companies, for SPUK and SP Manweb plc). This investment represents 79% of the ScottishPower System consolidated retained earnings as of September 30, 2003 calculated in accordance with U.S. GAAP. To that end, the above-mentioned authorization would result in an aggregate investment of approximately $12,500 million. Due to ScottishPower’s unique history as a significant operator and investor in foreign utility companies at the time that it became a registered holding company, a forward-looking view of the appropriate level of investment in EWGs and FUCOs is the most appropriate means of determining whether the financing proposed in this Application-Declaration will have a substantial adverse effect upon the financial integrity of the registered holding company system. In fact, the expertise that ScottishPower has gained in operating the Scottish generation and transmission and distribution systems, and other transmission and distribution systems throughout the U.K., promises to be of substantial benefit to U.S. consumers in the management of PacifiCorp. Applicants assert, however, that the requested financing authorization for investment in EWGs and FUCOs will not have a substantial adverse impact on the financial integrity of the ScottishPower system. In support of this assertion, Applicants state the following:

(a) Size of Investment

Applicants state that the amount of requested financings for investment in EWGs and FUCOs would represent a reasonable commitment of ScottishPower’s capital for a company the size of ScottishPower, based upon various pro forma financial ratios as of September 30, 2003. Moreover, Applicants maintain that this amount of requested financing is within the parameters laid out by the Commission in orders authorizing registered holding companies to finance investments in EWGs and FUCOs in amounts of 100% or more of retained earnings. Applicants state that an aggregate investment of $12,500 million in EWGs and FUCOs would represent, on a pro forma basis as of September 30, 2003 approximately 420% of ScottishPower’s consolidated capitalization. Applicants state that, in comparison, financings for investment in EWGs and FUCOs in amounts exceeding the “safe harbor” limit specified in rule 53(a)(1) under the Act authorized by the Commission in other matters (“EWG/FUCO Orders”) have authorized similar percentages.33

(b) Equity to Total Capitalization

As noted above, Applicants state that ScottishPower’s common equity ratio, expressed as a percentage of consolidated capitalization, was approximately 51% on a pro forma basis as of September 30, 2003. In addition, ScottishPower commits to maintain its and PacifiCorp’s long-term debt rating at an investment grade level through the Authorization Period, and cause its and PacifiCorp’s Total Common Equity as a percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

PacifiCorp will not make distributions that would reduce common equity below 40 percent of total capitalization without Oregon and California commission approval.

As of March 31, 2004, PacifiCorp’s capital structure is as follows:

SEC calculation methodology

Short-term debt	$ 124.9	1.7%
Long-term debt (including currently maturing)	3,760.2	51.8%
Preferred Stock (including mandatory redeemable)	101.3	1.4%
Common Equity	3,278.7	45.1%
	$ 7,265.1	100.0%

Oregon/California commitment methodology

Long-term debt (excluding currently maturing)	$3,520.2	51.0%
Preferred Stock (including mandatory redeemable)	101.3	1.5%
Common Equity	3,278.7	47.5%
	$6,900.2	100.0%

33 KeySpan Corp., Holding Co. Act Release No. 27776 (Dec. 18, 2003) (authorizing up to 496% of consolidated retained earnings).

(c) Credit Ratings

ScottishPower’s, SPUK Holdings’ and SPUK’s long-term debt have credit ratings of “Baa 1”, “Baa 1” and “A3” by Moody’s, and “A-”, “A-” and “A-” by “S&P”. ScottishPower’s, SPUK Holdings’ and SPUK’s short-term debt have credit ratings of “A-2”, “A-2” and “A-2” by Moody’s and SPUK has a short-term debt credit rating of “P-2” by S&P. PHI has no outstanding securities but has a corporate credit rating of “A-” by S&P. PacifiCorp’s senior secured debt has a credit rating of “A3” and “A”; unsecured debt has a rating of “Baa1” and “BBB+”; preferred stock has a rating of “Baa3” and “BBB”; and commercial paper has a rating of “P-2” and “A-2” by Moody’s and S&P, respectively.

(d) Financial Performance

Applicants state that its current EWG and FUCO investments have contributed positively to revenues and earnings. ScottishPower’s continued successful operation of its electric system in the U.S. and the U.K. should indicate that the company has sound management skills and expertise in the utility industry. The SPUK Holdings Subsidiaries have had a record of profitability in its FUCO or principal activities prior to and since becoming subject to the Act. ScottishPower contemplates making additional investments in FUCOs and EWGs only in developed countries. To ensure continued success in its new ventures, ScottishPower will subject all project proposals to stringent internal reviews. Applicants also state that none of the adverse conditions specified in Rule 53(b) exist,34 and Applicants undertake to notify the Commission by filing a post-effective amendment in this matter in the event that any of the circumstances described in Rule 53(b) arise during the Authorization Period.

(e) Risk Management

Applicants state that ScottishPower has established comprehensive procedures to identify and eliminate or mitigate risks associated with new investments. Every ScottishPower project investment opportunity whether of new facilities or existing facilities is initiated, reviewed, and completed in a series of steps to ensure the project’s ultimate compliance with ScottishPower’s investment criteria. The ScottishPower Board of Directors has direct involvement with this review and evaluation process at several points during the process. All

34 Specifically, Applicants state that: (1) there has been no bankruptcy of ScottishPower or any of its associate companies; (2) pro forma average consolidated retained earnings for the four most recent quarterly periods have not decreased by more than 10% from the average for the preceding four quarterly periods; and (3) in the previous fiscal year, ScottishPower did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of their consolidated retained earnings.

material FUCO investments will be submitted to and reviewed and approved by the Board of Directors. ScottishPower will continually monitor its FUCO investments to ensure that risks continue to be identified and mitigated for those existing investments.

ScottishPower’s disciplined investment review process will minimize the risks associated with FUCO activities. A substantial part of SPUK Holdings Group’s activities will be, in any event, heavily regulated so as to guarantee not simply customer standards and competitive pricing with respect to those activities, but also satisfactory rates of return to investors, and more particularly, so as to encourage capital investment to maintain system integrity and security. By reason of such regulation and guaranteed returns, SPUK Holdings anticipates that it will maintain an investment grade rating through the Authorization Period.35

Before ScottishPower or its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and ScottishPower levels, as described in further detail below.

At the outset of a foreign project, ScottishPower may seek partners with experience in doing business locally. Such partners will help to mitigate the risk of expropriation or unfair regulatory treatment. ScottishPower may also obtain the participation of official or multilateral agencies in the project.

ScottishPower will evaluate and seek to limit the potential risks of an EWG or FUCO before any commitment of funds. Major risks, in addition to country-specific risks related to political or economic factors, may generally be characterized as operating risk, construction risk, commercial risk, financial risk, foreign currency exchange risk and legal risk.

With respect to commercial risk in particular, the measures to be taken will depend in part upon whether there is a single power purchaser. ScottishPower will assess the creditworthiness of such a purchaser over the life of the project and will establish a contingency plan for use in an event of default. In contrast, for projects in competitive foreign power markets where long-term off-take contracts are generally not available and electricity prices are determined by supply and demand, ScottishPower will investigate the electricity markets and will seek to ensure that the project will produce electricity at or below long-run marginal costs in the region and thus be a competitive supplier.

In addition, ScottishPower’s project debt may be structured to correspond to the revenue stream of the particular project. Thus, the term of such debt may be similar to that of a related power purchase contract, and scheduled debt payments may be covered by fixed charges under the contract. In contrast, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing will typically be smaller. Accordingly, EWGs and FUCOs that have long-term off-take contracts have debt capitalization levels in the 70% to 80% range, whereas other projects will have debt levels at, and often below, those of domestic regulated utilities.

35 Supra note 4.

The risk of fluctuations in interest rates may be addressed, in part, by borrowing to the extent possible on a long-term, fixed-rate basis. With respect to foreign currency exchange risk, part or all of the revenue from a project in a country that lacks a history of a stable exchange policy will be made payable in, or will be indexed to, hard currency. In addition, ScottishPower will, in some instances, negotiate back-up guarantees or other undertakings by the central government to ensure that U.S. dollar payments are made available by the central bank or ministry of finance when due and payable.

Legal risks will be addressed by review of each investment by counsel, including local and international counsel if a foreign EWG or a FUCO is involved. Pertinent issues will include regulatory and permitting risks, environmental risks, adequacy and enforceability of financial and other contractual undertakings, and status of title to utility property.

Once a project is undertaken, milestones will be set to ensure that expenditures are producing acceptable results. In addition, a project team will be created to identify the major technical, financial, commercial and legal risks associated with the project and to assess the measures taken to mitigate such risks. Members of the team will have responsibility for the due diligence investigation of identified risks, and must secure the approval of the officer of ScottishPower who has responsibility for a particular type of risk.

Despite ScottishPower’s efforts to mitigate risk, it will be impossible to eliminate entirely the inherent risk of each particular investment. ScottishPower believes that portfolio diversification offers the best long-term approach to managing the risk of investing in EWGs and FUCOs. ScottishPower’s strategy in this regard includes regional diversification and an effort to balance investments in so-called “green field” projects, i.e., those that involve development and construction of new electric facilities, principally generating stations, and investments in existing facilities and systems. Although the former investments involve higher levels of risk and deferred returns because the process of development and construction is lengthy, they will generally produce higher rates of return on investment than do acquisitions of existing assets.

Further, Applicants state that ScottishPower will conduct its U.S. competitive power marketing business through PPM Energy, Inc. Applicants maintain that the power marketing business is an integral part of the generation business, and provides significant risk mitigation. The power business includes commitments for sales of power and purchases of power. These commitments are met by a balanced portfolio of physical assets (owned generation) and contractual means — power purchase and sales agreements, output agreements, tolling arrangements, and other methods. The integration of all these aspects of the power business is one of the chief means of mitigating risks in the business.

Applicants assert that financing investments in EWGs and FUCOs up to the requested amount will not have an adverse impact on PacifiCorp, its respective customers, or on the ability of the relevant state commissions to protect the respective customers. In support of this assertion, Applicants state the following:

(i) Financial Health. PacifiCorp is a financially strong company with stable earnings and positive cash flow. In addition, PacifiCorp has investment grade corporate credit ratings and investment grade ratings for all securities from at least one major nationally recognized rating agency. Applicants maintain that ScottishPower’s current and proposed investments in EWGs and FUCOs will not have any negative impact on PacifiCorp’s ability to fund operations and growth. Current projections indicate that PacifiCorp will continue to fund operations and construction expenditures primarily from internal sources of cash and credit facilities, however, from time-to-time, PacifiCorp may require additional equity infusion. Moreover, Applicants state that there is ongoing evidence that PacifiCorp can access capital markets as needed, although its ability to issue debt and preferred equity securities in the future depends upon earnings coverages and market factors at the time such securities are issued and timely and sufficient rate treatment.

The soundness of ScottishPower’s financial structure and the lack of risk to PacifiCorp consumers is further demonstrated by ScottishPower’s commitment to maintain its and PacifiCorp’s long-term debt rating at an investment grade level; and PacifiCorp’s undertaking to cause PacifiCorp’s Common Equity as percentage of Total Capitalization, measured on a U.S. GAAP basis, to be at least 30% through the Authorization Period.

(ii) Insulation from Risk. All of ScottishPower’s investments in EWGs and FUCOs are, and shall remain, segregated from PacifiCorp. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of PacifiCorp. ScottishPower represents that it will not seek recovery through higher rates from the utility customers of PacifiCorp in order to compensate it for any possible losses that it or any subsidiary may sustain on the investment in EWGs or FUCOs or for any inadequate returns on such investments.

Moreover, to the extent that there may be indirect impacts on PacifiCorp from ScottishPower’s EWG and FUCO investments through effects on ScottishPower’s capital costs, the applicable state commissions have broad discretion to set the cost of capital for the utility subject to their jurisdiction by a variety of accepted means and are free to exclude any adverse impact due to EWGs and FUCOs. Therefore, the state commissions have the authority and the mechanisms to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to utility customers. PacifiCorp will not pledge any of its assets to support EWGs or FUCOs.

ScottishPower will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of employees of PacifiCorp in connection with providing services to EWGs and FUCOs. PacifiCorp will not increase staffing levels to support the operations of any EWG or FUCO. Development of new EWG or FUCO projects will be conducted through a nonutility subsidiary companies.

(iii) Adequacy of State Commission Oversight. As noted above, PacifiCorp, is subject to regulation by six State Commissions. The State Commissions are able to protect utility customers within their respective states in that each has considerable authority to regulate transactions between PacifiCorp and its affiliates to ensure that customers of the utility are not harmed by such transactions. For these reasons, the State Commissions will have adequate authority to protect the PacifiCorp customers from any adverse effect associated with existing and/or proposed investments in EWGs and FUCOs.

The State Commissions have in the past provided letters stating that each commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority in light of ScottishPower’s investments in EWGs and FUCOs. Accordingly, ScottishPower requests that the Commission grant it an exception to the requirements of rule 53(a)(1) in connection with the proposed EWG and FUCO financings outlined above. ScottishPower proposes to maintain its current level of “aggregate investment”, as the term is defined in Rule 53 under the Act, in EWGs and FUCOs and requests a reservation of jurisdiction over its ability to increase its aggregate investment up to $12,500 million, pending completion of the record.

The transactions proposed herein are subject to Rules 53 and 54. For the reasons stated below, ScottishPower satisfies the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Under Rule 53(c)(2), ScottishPower must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an “adverse impact” on any of PacifiCorp and the PHI Nonutility Subsidiary Companies, their respective customers, or on the ability of the state commissions having jurisdiction over PacifiCorp.

ScottishPower’s declared strategy and mission is to be a “leading international energy company”, managing regulated and competitive integrated energy businesses to deliver outstanding value to power and gas customers in the U.S. and U.K. To fulfill this, ScottishPower continuously improves its operational performance through productivity improvement and excellent regulatory management, and grows its businesses through a combination of competitive share growth, a balanced program of organic investment and its regulated and competitive businesses, and complementary acquisitions.

More specifically reflecting this strategy, ScottishPower’s priorities for both organic investment and acquisition are:

•	to expand its regulated networks to meet customer demand and to improve system reliability;

•	to expand its thermal and renewable generation capacity in the U.K. and U.S. in order to support growth in customer demand and market share;

•	to expand its competitive energy businesses in the consolidating markets of the U.S., U.K.; and, potentially, continental Europe; and

•	to expand its regulated businesses in the U.K. and U.S. where it sees opportunities

•	to apply its distinctive skills to enhance system performance and customer value.

During the currency of the last Order, ScottishPower has considered and evaluated EWG and FUCO investment opportunities with a cumulative value in excess of $7 billion.

In one instance, an asset (FUCO) with a value in excess of $3 billion was placed on the market by its lenders, “auctioned”, and then sold within a period of less than 14 days demonstrating ScottishPower’s need and requirement for immediate access to approved financing. See Confidential Exhibit J-1 for a more detailed description of potential FUCO acquisitions in which ScottishPower was involved.

While ScottishPower has deemed that some of the opportunities available to it would not generate sufficient value for shareholders, it retains unannounced intention to build new power generation facilities through existing or newly formed EWGs, to purchase existing EWGs from third parties, and to explore options for purchasing existing FUCOs from third parties. ScottishPower requests authority to invest up to $12.5 billion in EWGs and FUCOs in order to support these strategic priorities and investment intentions

The view that PacifiCorp and the PHI Nonutility Subsidiary Companies customers will not be adversely impacted by increased levels of investment is well-supported by the following:

(i) All of ScottishPower’s new investments in FUCOs will be segregated from PacifiCorp and the PHI Nonutility Subsidiary Companies. PacifiCorp will not provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which ScottishPower owns any interest. ScottishPower further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

(ii) Investments in EWGs and FUCOs will not have any negative impact on the ability of PacifiCorp and the PHI Nonutility Subsidiary Companies to fund operations and growth. PacifiCorp and the PHI Nonutility Subsidiary Companies currently have financial facilities in place that are adequate to support its operations. These facilities have continued post-merger. The expectation of continued strong credit ratings by PacifiCorp and the PHI Nonutility Subsidiary Companies should allow it to continue to access the capital markets to finance operations and growth.

(iii) ScottishPower will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of PacifiCorp’s employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by SPUK and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by ScottishPower or the SPUK Holdings Group. ScottishPower will also comply Rule 53(a)(4) .

(iv) ScottishPower believes that the state commissions are able to protect utility customers within their respective states. In connection with the ScottishPower merger with PacifiCorp, representatives of ScottishPower met with each of the affected state commissions and confirmed that the state commission has absolute jurisdiction over PacifiCorp and that the state commission will exercise this authority to protect ratepayers. Even though not all states had jurisdiction over the merger, ScottishPower sought and received an order in each of the states that the merger was in the public interest.

(v) In addition, ScottishPower will provide the information required by Form 20-F under the 1934 Act as well as U5S under the Act to permit the Commission to monitor the effect of ScottishPower’s EWG and FUCO investments on ScottishPower’s financial condition.

E. Filing of Certificates of Notification and Post-effective Amendments

It is proposed that, with respect to ScottishPower and PacifiCorp (each of which, as noted above, has registered under the 1934 Act in connection with its sponsored ADR program and securities outstanding in public hands, respectively), the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and ScottishPower. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

ScottishPower prepares and publishes consolidated financial information at least quarterly. Applicants propose to provide Rule 24 certificates on a quarterly basis.

Applicants also request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X, for any subsidiary of ScottishPower organized outside the U.S. Due to ScottishPower’s extensive foreign holdings, significant additional work and expense would be required for the holding company to prepare consolidated financial statements in conformity with Regulation S-X.

The reporting requirements imposed by the Commission, together with the reconciliation of financial statements to U.S. GAAP will enable the Commission to oversee the operations of the ScottishPower companies, including intrasystem transactions.

The Applicants will file Form U5S annually within 120 days of the close of ScottishPower’s fiscal year and comply with Item 10 thereunder. In addition, as required by the 1934 Act and the 1933 Act, ScottishPower will file Form 20-F and reports on Form 6-K and PacifiCorp will continue to file the Forms 10-K, 10-Q and 8K.

The Rule 24 certificates will be provided to the Commission within 90 days after the end of ScottishPower’s fiscal year and within 60 days of the end of its other fiscal quarters and will contain the following information:

(1) The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower or jurisdictional transactions in PacifiCorp and the PHI Nonutility Subsidiary Companies during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans;

(2) The amount of guarantees issued during the reporting period by ScottishPower or, if nonexempt, by PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee;

(3) ScottishPower’s aggregate investment, as defined under Rule 53, in EWGs and FUCOs, as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period;

(4) The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or, if nonexempt, by PacifiCorp since the date of the order in this application;

(5) A list of the securities issued by the Intermediate Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

(6) The amount and terms of any short-term debt issued by PacifiCorp or the PHI Nonutility Subsidiary Companies company;

(7) The amount and terms of any nonexempt financings consummated by any of the PHI Nonutility Subsidiary Company during the reporting period;

(8) A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower, SPUK Holdings and PacifiCorp;

(9) A courtesy copy of the annual PacifiCorp Affiliated Interest Report, within ten days of its filing with the State Commissions;

(10) A description of any financing transactions conducted during the reporting period that were used to finance Variable Interest Entities as used in FASB Interpretation 46R;

(11) Paper copies of ScottishPower’s filings of Form 20-F and reports to shareholders; and

(12) As applicable, all ScottishPower amounts shall be expressed in U.K. Pounds converted to U.S. dollars and shall be presented in accordance with the U.S. GAAP reconciliation requirements of Form 20-F. In particular, the quarterly reports provided to the Commission in Rule 24 filings under this Application-Declaration shall be organized so that all columns showing amounts in Pounds Sterling financial statements or tables are accompanied by parallel columns showing U.S. dollar amounts.

ScottishPower also will report annually, as a supplement to the Form U5S, service transactions among the ScottishPower System companies. The report will contain the following information:

(1) a narrative description of the services rendered by members of the SPUK Holdings Group for PacifiCorp and the PHI Nonutility Subsidiary Companies, by PacifiCorp or members of the PHI Nonutility Subsidiary Companies for the SPUK Holdings Group, and by the members of PacifiCorp and the PHI Nonutility Subsidiary Companies for each other;

(2) disclosure of the dollar amount of services rendered according to category or department;

(3) identification of companies rendering services and recipient companies; and

(4) disclosure of the number of PacifiCorp and the PHI Nonutility Subsidiary Companies employees engaged in rendering services to other ScottishPower System companies on an annual basis, stated as an absolute and as a percentage of total employees.

F. Summary of Application

In summary, Applicants request, pursuant to the above-mentioned information, (to the extent they are not otherwise exempt from the Act) authorization to engage in:

(1) financings by ScottishPower, including but not limited to the issuance of ordinary shares and ADSs, preferred stock, short- and long-term debt, guarantees and currency and external interest rate swaps;

(2) certain financings by PacifiCorp and the PHI Nonutility Subsidiary Companies not exempt under Rules 45 or 52;

(3) intrasystem financings, including (a) the continuation of existing intercompany borrowing arrangements within PacifiCorp and the PHI Nonutility Subsidiary Companies, although PacifiCorp will not lend to PGHC under the umbrella loan agreement, (b) guarantees of the obligations of, loans and other forms of credit support for the PHI and the PHI Nonutility Subsidiary Companies and the SPUK Holdings Subsidiary Companies, (c) internal interest rate and cross-currency swaps; and (d) the payment of dividends out of capital or unearned surplus for non-utility companies;

(4) authorizations for the Intermediate Companies to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies, and other Intermediate Companies;

(5) the refinancing of outstanding debt pursuant to the terms and conditions detailed above.

(6) the issuance by members of PacifiCorp and the PHI Nonutility Subsidiary Companies of additional shares, or alteration of the terms of any existing capital stock;

(7) issuance by PacifiCorp up to an aggregate principal amount of $1.5 billion of short-term debt outstanding at any one time consisting of commercial paper and promissory notes;

(8) the formation of financing/special purpose entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities;

(9) financings by ScottishPower for the purposes of acquiring, or funding the operations of, EWGs and FUCOs up to $12,500 million;

(10) authorization of the Amended Tax Allocation Agreement; and

(11) the formation of new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp to ScottishPower in a efficient manner. ScottishPower will continue to be the ultimate owner of PacifiCorp and the PHI Nonutility Subsidiary Companies.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

An estimate of the fees and, other than underwriting fees and expenses, to be paid or incurred by the Applicants in connection with the proposed transactions is set forth below:

Counsel Fees in connection with this application	$75,000

Total	$75,000

The underwriting fees and expenses (including issuance fees for counsel, printing, etc.) will not exceed five percent of the value of the securities issued.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Sections 6(a), 7, 9(a), 10, 12, 13(b), 32 and 33 of the Act and Rules 42, 43, 45, 46, 52, 53, 54, 83, 87, 90 and 91 are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4. REGULATORY APPROVALS

No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions, except that the California, Idaho, Utah, Washington and Wyoming public utility commissions have jurisdiction over issuances of commercial paper by PacifiCorp.

ITEM 5. PROCEDURE

Notice was issued under Rule 23 with respect to the filing of this Application-Declaration on March 5, 2004 and specified March 29, 2004 as the date by which comments could have been entered. On April 1, 2004, the Commission issued its Order reserving jurisdiction over several matters as requested by the Applicant.

The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A-1	None

B-1.1	Group Corporate Cost Recharge Policy

B-1.2	Service Contract Between PacifiCorp and ScottishPower (filed under confidential treatment pursuant to Rule 104)

B-1.3	Service Contract Between PacifiCorp and ScottishPower UK plc. (filed under confidential treatment pursuant to Rule 104)

B-2	PacifiCorp Intercompany Loan Agreement (filed on Form SE incorporated by reference to Exhibit B-2 dated December 6, 2000, in File No. 70-9669)

B-5	Amended Tax Allocation Agreement

B-6	PacifiCorp Cash Management Procedures

C-1	ScottishPower Corporate Chart (to be filed on Form SE)

C-2	PacifiCorp Registration Statement on Form S-8 (filed with the Commission on December 3, 1999—File No. 333-92095)

D-1	Nonutility Company Retention Analysis

F-1.1	Opinion of counsel

F-1.2	Past-tense opinion of counsel (to be filed by amendment)

H-1	Annual Report of ScottishPower dated March 31, 2003. (filed with the Commission on June 27, 2003 File No. 011-14676)

H-2	Annual Report of PacifiCorp for the year ended March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152)

H-3	Quarterly Report of PacifiCorp for the period ended September 30, 2003 (filed with the Commission on November 7, 2003 File No. 001-05152)

I-1	Proposed Form of Notice (previously filed)

J-1	Exhibit of Potential FUCO Acquisitions (filed under confidential treatment pursuant to Rule 104)

Financial Statements

FS-1	ScottishPower Consolidated Balance Sheet as of March 31, 2003 (filed with the Commission on June 27, 2003 File No. 011-14676)

FS-2	ScottishPower Consolidated Statement of Income as of March 31,2003 (filed with the Commission on June 27, 2003 File No. 011-14676)

FS-3	PacifiCorp Consolidated Balance Sheet as of March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152)

FS-4	PacifiCorp Consolidated Statement of Income for the twelve months ended March 31, 2003 (filed with the Commission on June 3, 2003 File No. 001-05152)

ITEM 7. STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Post-effective Amendment No. 4 to the Application-Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 28th day of May, 2004.

Scottish Power plc

By	/s/ DAVID T. NISH
David T. Nish Finance Director

Attest:

/s/ JAMES STANLEY
James Stanley General Counsel

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Post-effective Amendment No. 4 to the Application-Declaration dated December 6, 2000, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ DAVID T. NISH
David T. Nish Finance Director

Subscribed and sworn to before me

This 28th day of May 2004

/s/ JAMES STANLEY
My commission expires: N/A